IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2021

(Unaudited)

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2021

Canadian dollars in thousands

(Unaudited)

INDEX

Page

Interim Condensed Consolidated Statements of Financial Position	2 - 3

Interim Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income	4-5

Interim Condensed Consolidated Statements of Changes in Equity	6

Interim Condensed Consolidated Statements of Cash Flows	7-8

Notes to Interim Condensed Consolidated Financial Statements	9 - 23

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		March 31, 2021	December 31, 2020
	Note	(Unaudited)

ASSETS

CURRENT ASSETS:

Cash and cash equivalents		$1,252	$8,885
Restricted bank deposit		-	18
Trade receivables		9,565	5,501
Advances to suppliers		6,821	3,602
Other accounts receivable	3	12,883	689
Loans receivable		8,454	-
Biological assets	4	3,523	78
Inventories	5	11,317	8,370

		53,815	27,143
NON-CURRENT ASSETS:

Property, plant and equipment, net		21,080	5,532
Investments		2,564	2,341
Derivative assets		188	-
Right-of-use assets, net		11,979	935
Deferred tax assets		603	769
Intangible assets, net	3	7,463	1,092
Goodwill	3	68,559	304

		112,436	10,973

Total assets		$166,251	$38,116

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		March 31, 2021	December 31, 2020
	Note	(Unaudited)

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables		$7,491	$2,605
Other accounts payable and accrued expenses	3	15,629	3,497
Current maturities of lease liabilities		187	167

		23,307	6,269

NON-CURRENT LIABILITIES:
Warrants measured at fair value	6	9,382	16,540
Lease liabilities		11,958	823
Employee benefit liabilities, net		330	371
Deferred tax liability, net		3,183	1,503

		24,853	19,237

Total liabilities		48,160	25,506

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	7

Share capital and premium		139,023	37,040
Translation reserve		60	1,229
Reserve from share-based payment transactions		5,770	5,829
Retained earnings (accumulated deficit)		(28,496)	(33,001)

Total equity attributable to equity holders of the Company		116,357	11,097

Non-controlling interests		1,734	1,513

Total equity		118,091	12,610

Total liabilities and equity		$166,251	$38,116

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

Canadian Dollars in thousands, except per share data

		Three months ended March 31,
	Note	2021	2020

Net revenues	8	$8,767	$1,340
Cost of revenues	8	4,140	709
Gross profit before fair value adjustments		4,627	631

Fair value adjustments:
Unrealized change in fair value of biological assets		2,343	4,471
Realized fair value adjustments on inventory sold in the period		(1,942)	(510)
Total fair value adjustments		401	3,961

Gross profit		5,028	4,592

General and administrative expenses		4,913	1,930
Selling and marketing expenses		1,189	477
Research and development expenses		1	27
Share-based compensation		630	494
Total operating expenses		6,733	2,928

Operating profit (loss)	8	(1,705)	1,664

Finance income	6	7,226	224
Finance expense		(303)	(507)
Finance income (expenses), net		6,923	(283)

Income before income taxes		5,218	1,381

Income tax expense		(503)	(1,181)

Net income		4,715	200

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:

Exchange differences on translation to presentation currency		(1,390)	1,648

Total other comprehensive income that will not be reclassified to profit or loss in subsequent periods		(1,390)	1,648

Other comprehensive income that will be reclassified to profit or loss in subsequent periods:

Adjustments arising from translating financial statements of foreign operation		232	(10)

Total other comprehensive income (loss) that will be reclassified to profit or loss in subsequent periods		232	(10)

Total other comprehensive income (loss)		(1,158)	1,638

Total comprehensive income		$3,557	$1,838

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

Canadian Dollars in thousands, except per share data

		Three months ended March 31,
	Note	2021	2020

Net income (loss) attributable to:
Equity holders of the Company		4,505	(417)
Non-controlling interests		210	617

		$4,715	$200
Total comprehensive income (loss) attributable to:
Equity holders of the Company		3,336	1,106
Non-controlling interests		221	732

		$3,557	$1,838
Net income (loss) per share attributable to equity holders of the Company:	9

Basic net income (loss) per share (in CAD)		$0.11	$(0.01)
Diluted net income (loss) per share (in CAD)		$(0.06)	$(0.01)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

Canadian Dollars in thousands

	Attributable to equity holders of the Company
	Share Capital and premium	Reserve from share- based payment transactions	Translation reserve	Retained earnings (accumulated deficit)	Total	Non- controlling interests	Total equity

Balance as of January 1, 2021	$37,040	$5,829	$1,229	$(33,001)	$11,097	$1,513	$12,610

Issuance of Common Shares on the Trichome Transaction	100,098	-	-	-	100,098	-	100,098
Exercise of warrants and compensation options	1,131	-	-	-	1,131	-	1,131
Exercise of options	746	(681)	-	-	65	-	65
Share based compensation	-	630	-	-	630	-	630
Expired options	8	(8)	-	-	-	-	-
Net income	-	-	-	4,505	4,505	210	4,715
Other comprehensive income (loss)	-	-	(1,169)	-	(1,169)	11	(1,158)

Balance as of March 31, 2021	$139,023	$5,770	$60	$(28,496)	$116,357	$1,734	$118,091

	Attributable to equity holders of the Company
	Share Capital and premium	Reserve from share- based payment transactions	Translation reserve	Retained earnings (accumulated deficit)	Total	Non- controlling interests	Total equity

Balance as of January 1, 2020	$25,947	$2,677	$309	$(4,273)	$24,660	$1,449	$26,109

Share based compensation	-	494	-	-	494	-	494
Net income (loss)	-	-	-	(417)	(417)	617	200
Other comprehensive income	-	-	1,523	-	1,523	115	1,638

Balance as of March 31, 2020	$25,947	$3,171	$1,832	$(4,690)	$26,260	$2,181	$28,441

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

	Three months ended March 31,
	2021	2020
Cash provided by (used in) operating activities:

Net income for the period	$4,715	$200
Adjustments for non-cash items:
Unrealized gain on changes in fair value of biological assets	(2,343)	(4,471)
Fair value adjustment on sale of inventory	1,942	510
Fair value adjustment on Warrants, investments and loans receivable measured at fair value	(7,134)	(167)
Depreciation of property, plant and equipment	256	147
Amortization of intangible assets	45	(102)
Depreciation of right-of-use assets	84	51
Finance expenses, net	169	16
Changes in employee benefit liabilities, net	(24)	2
Deferred tax liability, net	211	1,181
Share-based payment	630	494
Issuance of Common Shares for advisory fees in connection with acquisition of subsidiary	989	-
Modification loss on loans receivable	42	-
Non-cash interest income on loans receivable	(26)	-
	(5,159)	(2,339)

Changes in working capital:
Decrease (increase) in trade receivables, net	(3,682)	121
Decrease (increase) in other accounts receivable	(4,656)	232
Increase in biological assets, net of fair value adjustments	(387)	(678)
Decrease (increase) in inventories, net of fair value adjustments	(1,007)	301
Increase in trade payables	3,561	644
Decrease in other accounts payable and accrued expenses	(1,620)	(288)

	(7,791)	332

Taxes paid	444	(201)

Net cash used in operating activities	(7,791)	(2,008)

Cash flows from investing activities:

Purchase of property, plant and equipment	(916)	(851)
Increase in cash upon acquisition of subsidiary (schedule A)	362	-
Investment in associate	(12)	-
Increase in restricted cash	17	-

Net cash used in investing activities	$(549)	$(851)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

	Three months ended March 31,
	2021	2020
Cash flow from financing activities:

Proceeds from exercise of warrants	$461	$-
Proceeds from exercise of options	65	-
Repayment of lease liability	(40)	(42)
Interest paid - lease liability	(16)	(17)

Net cash provided by (used in) financing activities	470	(59)

Effect of foreign exchange on cash and cash equivalents	237	695

Decrease in cash and cash equivalents	(7,633)	(2,223)
Cash and cash equivalents at beginning of the period	8,885	13,926

Cash and cash equivalents at end of the period	$1,252	$11,703

Schedule A - Acquisition of a subsidiary:

The subsidiary's assets and liabilities at date of acquisition:

Working capital (excluding cash and cash equivalents)	$10,101
Investments	319
Property, plant and equipment	15,193
Right of use assets	11,130
Lease liability	(11,130)
Deferred tax liability	(1,677)
Intangible assets (primarily cultivation licenses)	6,458
Goodwill	68,272
Market value of Common Shares issued for the acquisition	(99,028)

$362

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Canadian Dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a. Corporate information:

IM Cannabis Corp. (the "Company" or "IMCC) is listed for trading on the Canadian Securities Exchange ("CSE") and, commencing from March 1, 2021, on NASDAQ under the ticker symbol "IMCC". IMCC's main office is located in Kibutz Glil-Yam, Israel.

IMCC operates in the field of medical cannabis, through Focus Medical Herbs Ltd. ("Focus"), which is licensed under the regulations of medical cannabis by the Israeli Ministry of Health through its Israel Medical Cannabis Agency ("IMCA") to breed, grow and supply medical cannabis product in Israel and all of its operations are performed pursuant to the Israeli Dangerous Drugs Ordinance (New Version), 1973 (the "Dangerous Drugs Ordinance"), and the related regulations issued by IMCA.

In Europe, IMCC operates through Adjupharm, a German-based subsidiary acquired by IMC Holdings on March 15, 2019. Adjupharm is an EU-GMP certified medical cannabis producer and distributor with wholesale, narcotics handling, manufacturing, procurement, storage and distribution licenses granted by German regulatory authorities that allow for import/export capability with requisite permits.

In Canada, IMCC operates through Trichome JWC Acquisition Corp. ("TJAC") d/b/a JWC, a Canadian federally licensed producer of cannabis products in the adult-use recreational cannabis market in Canada.

The Company, its subsidiaries and Focus (collectively: the "Group"), operate in one reporting segment. The majority of the Group's revenues are generated from sales of medical cannabis products to customers in Israel. The remaining revenues are generated from sales of recreational cannabis in Canada and medical cannabis, as well as other products, to customers in Germany. The Company and its subsidiaries do not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352.

These financial statements have been prepared in a condensed format as of March 31, 2021, and for the three months then ended (the "interim condensed consolidated financial statements"). These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2020, and for the year then ended and accompanying notes (the "annual consolidated financial statements").

COVID-19

Since March 31, 2020, the outbreak of the novel strain of coronavirus ("COVID-19") and the ongoing pandemic, has resulted in governments worldwide enacting various emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods, closing of non-essential businesses and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Canadian Dollars in thousands, except share and per share data

NOTE 1:- GENERAL (Cont.)

The Group has taken proactive measures to protect the health and safety of its employees in order to continue delivering high quality medical cannabis products to its patients and to maintain its financial health, including postponed planned investments in certain jurisdictions until global economic risks subside.

To date, the Company's cannabis operations, results and financial position have not been materially impacted by COVID-19 related issues. The Company has not experienced material disruptions in its labor inputs and cultivation and processing activities, there have been no indicators of material issues to the Company's supply chain, and on the consumer side, product demand has remained stable and medical cannabis has been declared an essential service across Israel, Germany and Canada, as such, the Company's distribution remains relatively unimpacted.

While the precise impact of the COVID-19 outbreak on the Company remains unknown, the rapid spread of COVID-19 and declaration of the outbreak as a global pandemic have resulted in travel advisories and restrictions, certain restrictions on business operations, social distancing precautions and restrictions on group gatherings which are having direct impacts on businesses in Canada, Israel, Germany and elsewhere in the world. Such additional precautionary measures could also impact the Group's business. The spread of COVID-19 may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets. These disruptions could cause interruptions in supplies and other services from third parties upon which the Group relies; decrease demand for products; and cause staff shortages, reduced customer traffic, and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Group.

Liquidity and capital resources

As of March 31, 2021, the Company's cash position (cash and cash equivalents) totaled approximately   $1,252. The Company's current operating plan includes various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditures. Subsequent to the reporting period, on May 10, 2021, the Company completed an overnight marketed offering (the "Offering") of 6,086,956 Common Shares (each an "Offered Share") at a price of US$5.75 per Offered Share for aggregate gross proceeds of approximately US$35 million ($44,111). see Note 10.

b. Approval of Interim Condensed Consolidated Financial Statements:

These interim condensed consolidated financial statements of the Company were authorized for issue by the board of directors on May 1 7 , 2021.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Canadian Dollars in thousands, except share and per share data

NOTE 1:- GENERAL (Cont.)

c.  Strategic Developments:

1. On March 1, 2021, the Company's Common Shares commenced trading on NASDAQ under the ticker symbol "IMCC".

2. On March 8, 2021, the Company announced that Focus signed a multi-year supply agreement with GTEC Holdings Ltd. ("GTEC"), a Canadian licensed producer of handcrafted and high-quality cannabis (the "GTEC Agreement"). According to the GTEC Agreement, Focus will import GTEC's high-THC medical cannabis inflorescence into Israel to be sold under the IMC brand. With the arrival of these commercial shipments, the Company will launch a new category of imported premium indoor medical cannabis products under its well-established brand.

The import of the Canadian-grown high-THC strains from GTEC's subsidiary, Grey Bruce Farms Incorporated ("GBF"), is expected to commence in the second quarter of 2021, subject to fulfilling all regulatory requirements in relation to such import, including compliance with MOH regulations and receipt of a valid export license from Health Canada. According to the GTEC Agreement, Focus will purchase a minimum quantity of 500kg of high-THC medical cannabis inflorescence from GBF and will be the exclusive recipient of GTEC cannabis products in the Israeli market for a period of 12 months from the date that the first shipment of GTEC products arrives in Israel (the "Exclusive Term"). The Exclusive Term can be extended under the terms of the GTEC Agreement by an additional 6 months.

3. On March 12, 2021, the Company filed a preliminary short form base shelf prospectus (the "Preliminary Shelf Prospectus") with the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada (the "Securities Commissions"), and on March 15, 2021, the Company filed a corresponding shelf registration statement on Form F-10 with the SEC, under the Multijurisdictional Disclosure System ("MJDS") established between Canada and the United States.

On March 31, 2021, in connection with the Preliminary Shelf Prospectus, the Company filed a final short form base shelf prospectus (the "Final Shelf Prospectus") with the Securities Commissions and a corresponding shelf registration statement on Form F-10 (the "Registration Statement") with the SEC. The Final Shelf Prospectus and the Registration Statement enable the Company to offer up to US$250 million (or its equivalent in other currencies) of Common Shares, warrants, subscription receipts, debt securities, units (collectively, the "Qualified Securities"), or any combination of such Qualified Securities from time to time, during the 25-month period that the Final Shelf Prospectus is effective. The specific terms of any offering under the Final Shelf Prospectus and the intended use of the net proceeds will be established in a prospectus supplement, which will be filed with the Securities Commissions and the SEC in connection with any such offering.

4. On March 12, 2021, Adjupharm entered into a supply agreement with Northern Green Canada Inc. ("NGC") (the "NGC Supply Agreement"). Under the terms of the NGC Supply Agreement, NGC will provide Adjupharm with three new strains of medical cannabis products, to be distributed under the IMC brand to German pharmacies pursuant to Adjupharm's distribution agreements with its German distribution partners. Shipments from NGC are expected to commence in the second quarter of 2021.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Canadian Dollars in thousands, except share and per share data

NOTE 1:- GENERAL (Cont.)

5. On March 18, 2021, the Company acquired all of Trichome Financial Corp.'s ("Trichome" or "TFC") issued and outstanding shares (the "Trichome Shares") and closed the Trichome transaction (the "Trichome Transaction") that was previously announced on December 30, 2020. Pursuant to the terms of the Trichome Transaction, former holders of Trichome Shares and former holders of Trichome convertible instruments (the "Trichome Securityholders") received 0.24525 of a Common Share for each Trichome Share held and each in-the-money convertible instrument of Trichome. As a result of the Trichome Transaction, a total of 10,104,901 Common Shares were issued to the Trichome Securityholders, resulting in former Trichome Securityholders holding approximately 20.06% of the total number of issued and outstanding Common Shares immediately after closing. In addition, 100,916 Common Shares were issued to financial advisors for advisory fees in connection with the Trichome Transaction (see Note 3).

6. On March 29, 2021, Adjupharm entered into a supply agreement with MediPharm Labs Corp. ("MediPharm Labs") for certain medical cannabis extract products to be delivered by MediPharm Labs over an initial two-year term with an automatic two-year extension period.

7. On March 30, 2021, Zur Rose Pharma GmbH ("Zur Rose") and the Company entered into a termination settlement agreement in connection with the sales agreements announced in July 2020 according to Zur Rose's request, and under which Adjupharm received a termination fee. According to the termination agreement no inventory will be transferred from Zur Rose to Adjupharm or vice versa.

8. During March 2021, Adjupharm entered into two supply agreements with supply partners in China, under which Adjupharm shall buy COVID-19 rapid antigen test kits. Concurrently, Adjupharm entered into several resale agreements with reseller partners in Germany, under which Adjupharm shall sell the COVID-19 antigen test kits supplied from the China-based suppliers, to be distributed to pharmacies and retailers in Germany (see Note 8).

d. Definitions:

In these financial statements:

The Company, or IMCC	-	IM Cannabis Corp.

The Group	-	IM Cannabis Corp., its Subsidiaries and Focus

Subsidiaries	-	Companies that are controlled by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company

CAD or $	-	Canadian Dollar

NIS	-	New Israeli Shekel

USD or US$	-	United States Dollar

EURO or €	-	Euro

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Canadian Dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Presentation and Measurement:

The interim condensed consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards 34, "Interim Financial Reporting" ("IAS 34").

The interim condensed consolidated financial statements are presented in Canadian dollars and are prepared in accordance with the same accounting policies, described in the Company's annual consolidated financial statements.

b. Significant Accounting Judgements and Estimates:

The preparation of the Company's interim condensed consolidated financial statements under IFRS requires management to make judgements, estimates, and assumptions about the carrying amounts of certain assets and liabilities. Estimates and related assumptions are based on historical experience and other relevant factors. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis for reasonableness and relevancy. Where revisions are required, they are recognized in the period in which the estimate is revised as well as future periods that are affected.

c.  Disclosure of new standards in the period prior to their adoption:

Amendment to IAS 8, "Accounting Policies, Changes to Accounting Estimates and Errors":

In February 2021, the IASB issued an amendment to IAS 8, "Accounting Policies, Changes to Accounting Estimates and Errors" (the "Amendment"), in which it introduces a new definition of "accounting estimates".

Accounting estimates are defined as "monetary amounts in financial statements that are subject to measurement uncertainty". The Amendment clarifies the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors.

The Amendment is to be applied prospectively for annual reporting periods beginning on or after January 1, 2023, and is applicable to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Canadian Dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION

On March 18, 2021, IMCC acquired Trichome Financial Corp. ("Trichome" or "TFC"), a Canadian adult-use recreational cannabis producer (the "Trichome Transaction").

The Trichome Transaction was completed pursuant to the terms and subject to the conditions of arrangement agreement dated December 30, 2020 (the "Arrangement Agreement"), whereby the Company agreed to acquire all of the issued and outstanding Trichome Shares under a statutory plan of arrangement under the Business Corporations Act (Ontario) ("OBCA"). As a result of the Trichome Transaction, the businesses of IMCC and Trichome have been combined. In accordance with the terms of the Arrangement Agreement,   former holders of Trichome Shares received   0.24525 IMC Common Shares for each Trichome Share previously held (the "Exchange Ratio") and former holders of Trichome in-the-money convertible instruments received a net payment of IMC Shares based on the Exchange Ratio (the "Consideration").

Upon completion of the Trichome Transaction, the total Consideration paid to former holders of Trichome Shares and in-the-money convertible instruments equaled to the issuance of 10,104,901 Common Shares, valued at approximately $99,028 at the market price per share of $9.8 on the date of the acquisition.   The terms of the Trichome Transaction, including the Consideration, are the result of arm's length negotiations between the Company and Trichome. The results of operations of Trichome were consolidated in the Company's interim consolidated financial statements commencing on the date of acquisition and were immaterial to the Company's results of operations for the three month period ended March 31, 2021.

The Company recognized the fair value of the assets acquired and liabilities assumed in the business combination based on a preliminary valuation study prepared by an external valuation specialist.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Canadian Dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION (Cont.)

The following table summarize the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date, based on preliminary purchase price allocation study:

Fair value
Assets
Cash and cash equivalents	$362
Trade and other receivables	3,848
Indemnification asset (*)	8,150
Biological assets	785
Inventory	3,883
Loan receivable	8,470
Property, plant and equipment	15,193
Derivative assets	114
Right of use assets	11,130
Investments	319
Intangible assets (primarily cultivation licenses)	6,458

Total identifiable assets	58,712

Liabilities
Trade and other payables (*)	(15,149)
Lease liability	(11,130)
Deferred tax liability	(1,677)

Total identifiable liabilities	(27,956)

Total identifiable assets, net	30,756
Goodwill arising on acquisition	68,272

Total purchase price	$99,028

(*) Upon acquisition, other payables include approximately $8,150 to settle Trichome's employees and consultants withholding tax liabilities to Canada Revenue Agency, with a corresponding indemnification asset comprised of 927,463 Common Shares withheld to cover the tax liabilities.

The goodwill arising on acquisition is attributed to the expected benefits from the synergies of the combination of the activities of the Company and Trichome.

Acquisition costs that are directly attributable to the transaction of approximately $1, 77 0, were recorded in profit or loss (general and administrative expenses) for the three months ended March 31, 2021. Acquisition costs include the issuance of 100,916 Common Shares valued at $989 to financial advisors for advisory fees in connection with the Trichome Transaction.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Canadian Dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATION (Cont.)

Had the Trichome Transaction occurred on January 1, 2021, the Company's proforma results for the three months ended March 31, 2021, would have been as follows:

Proforma profit or loss for the three months ended
March 31, 2021

Net revenues	$10,040
Net income (loss)	$(1,968)

These proforma results are based on estimates and assumptions, which the Company believes are reasonable. They are not necessarily the results that would have been realized had the Company and TFC been a combined company during the period presented and are not necessarily indicative of the Company's consolidated results of operations in future periods. The proforma results include adjustments related to purchase accounting, primarily amortization of intangible assets, depreciation related to the excess of fair value over cost attributable to purchased property, plant and equipment and elimination of inter-company transactions.

On March 18,  2021 , 700,000 options were granted to Trichome's employees under the 2018 Plan (see Note 7).

NOTE 4:- BIOLOGICAL ASSETS

The Company's biological assets consist of cannabis plants. The changes in the carrying value of biological assets are as follows:

Balance at January 1, 2021	$78

Initial consolidation of Trichome	785
Production costs capitalized	1,200
Changes in fair value less cost to sell due to biological transformation	2,311
Transferred to inventory upon harvest	(781)
Foreign exchange translation	(70)

Balance at March 31, 2021	$3,523

As of  March 31, 2021, and December 31, 2020, the weighted average fair value less cost to sell was $3.77 and $5.18 per gram, respectively.

The fair value of biological assets is categorized within Level 3 of the fair value hierarchy.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Canadian Dollars in thousands, except share and per share data

NOTE 4:- BIOLOGICAL ASSETS (Cont.)

The following inputs and assumptions were used in determining the fair value of biological assets:

1. Selling price per gram - calculated as the weighted average historical selling price for all strains of cannabis sold by the Group, which is expected to approximate future selling prices.

2. Post-harvest costs - calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials, depreciation and labor as well as labelling and packaging costs.

3. Attrition rate - represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested.

4. Average yield per plant - represents the expected number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant.

5. Stage of growth - represents the weighted average number of weeks out of the average weeks growing cycle that biological assets have reached as of the measurement date. The growing cycle is approximately 12 weeks.

The following table quantifies each significant unobservable input, and also provides the impact a 10% increase/decrease in each input would have on the fair value of biological assets:

	March 31, 2021	December 31, 2020	10% change as at
			March 31, 2021	December 31, 2020
	In CAD		In Thousands of CAD
Average selling price per gram of dried cannabis	$5.20	$6.01	$468	$9
Average post-harvest costs per gram of dried cannabis	$1.43	$0.83	$127	$1
Attrition rate	1%	5%	$6	$-
Average yield per plant (in grams)	61.21	54	$411	$8
Average stage of growth	68%	4%	$352	$8

The Company's estimates are, by their nature, subject to change including differences in the anticipated yield. These changes will be reflected in the gain or loss on biological assets in future periods.

NOTE 5:- INVENTORIES

The following is a breakdown of inventory at March 31, 2021:

	March 31, 2021
	Capitalized costs	Fair valuation adjustment, net	Carrying value
Work in progress:
Bulk cannabis	$2,682	$1,128	$3,810
Finished goods
Packaged dried cannabis	2,069	2,444	4,513
Other products	2,994	-	2,994

Balance as at March 31, 202 1	$7,745	$3,572	$11,317

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Canadian Dollars in thousands, except share and per share data

NOTE 5:- INVENTORIES (Cont.)

The following is a breakdown of inventory at December 31, 2020:

	December 31, 2020
	Capitalized costs	Fair valuation adjustment, net	Carrying value
Work in progress:
Bulk cannabis	$2,130	$4,728	$6,858

Finished goods:
Packaged dried cannabis	363	603	966
Other products	546	-	546

Balance as at December 31, 2020	$3,039	$5,331	$8,370

During the three months ended March 31, 2021 and 2020, inventory expensed to cost of goods sold of cannabis products was $ 4,613  and $1,218, respectively, which included $1,942 and $510   of non-cash expense, respectively, related to the changes in fair value of inventory sold.

Cost of revenues in three months period ended March 31, 2021 and 2020, also include production overhead not allocated to costs of inventories produced and recognized as an expense as incurred.

NOTE 6:- FINANCIAL INSTRUMENTS

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine fair value of each financial instrument.

Financial Instruments Measured at Fair Value	Fair Value Method

Derivative assets	Black & Scholes model (Level 3 category)
Warrants *)	Market price (Level 1 category)
Loans receivable	Discounted Cashflow Method (Level 3 category)

Financial Instruments Measured at Amortized Cost

Cash and cash equivalents, Trade receivables and other account receivables	Carrying amount (approximates fair value due to short-term nature)
Loans receivable	Amortized Cost (effective interest method)
Trade Payables, other accounts payable and accrued expenses	Carrying amount (approximates fair value due to short-term nature)

*) Finance income from revaluation of Warrants measured at fair value, for the three months ended March 31, 2021 and 2020, amounted to $7,060 and $163, respectively.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Canadian Dollars in thousands, except share and per share data

NOTE 7:- EQUITY

a. Composition of share capital:

	March 31,		December 31,
	2021		2020
	Authorized	Issued and outstanding	Authorized	Issued and outstanding

Common Shares without par value	Unlimited	50,498,009	Unlimited	39,765,799

Common Shares confer upon their holders the right to participate in the general meeting where each Common Share has one voting right in all matters, receive dividends if and when declared and to participate in the distribution of surplus assets in case of liquidation of the Company.

On February 12, 2021, the Company's shareholders   general meeting resolved to consolidate all of its issued and outstanding Common Shares on a four (4) to one (1) basis (the "Share Consolidation"). Following the Share Consolidation, the number of Listed Warrants outstanding was not altered; however, the   exercise terms were adjusted such that four Listed Warrants are exercisable for one   Common Share following the payment of an adjusted exercise price of $5.20. The interim condensed consolidated financial statements give effect to the Share Consolidation   for all periods presented.

b. Changes in issued and outstanding share capital:

Number of shares

Balance as at January 1, 2021 (1)	39,765,799

Common Shares issued as a result of Warrants and Compensation options exercised	208,211
Common Shares issued as a result of options exercised	318,182
Common Shares issued in consideration of a business combination (2)	10,205,817

Balance as at March 31, 2021	50,498,009

(1) After giving effect to consolidation 4:1.

(2) Shares issued in the acquisition of Trichome (see Note 3).

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Canadian Dollars in thousands, except share and per share data

NOTE 7:- EQUITY (Cont.)

c. Share option plan:

The fair value for options granted to the Group's employees, directors and advisors during the three months period ended March 31, 2021, was estimated using the Black & Scholes option pricing model with the following assumptions:

For the three months ended March 31,
2021
Exercise price (in CAD)	$ 10.00 - $10.12
Dividend yield (%)	-
Expected life of share options (in years)	3-4
Volatility (%)	83.68 - 80.61
Annual risk-free rate (%)	0.52 - 0.77
Share price (in CAD)	$10.00 - $10.12

The weighted average fair value of each option on the grant date amounted to $5.83.

The following table lists the movement in the number of share options and the weighted average exercise prices of share options in the 2018 Plan:

	Three months ended March 31, 2021
	Number of options	Weighted average exercise price
		in CAD

Options outstanding at the beginning of the period	3,154,870	2.20

Options granted during the period	885,500	10.02
Options exercised during the period (*)	(368,604)	2.51
Options forfeited during the period	(89,377)	3.94

Options outstanding at the end of the period	3,582,389	3.64

Options exercisable at the end of the period	1,194,575	1.59

(*) Includes 129,166 Options exercised under cashless mechanism to 78,744 Common Shares.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Canadian Dollars in thousands, except share and per share data

NOTE 8:- SELECTED STATEMENTS OF PROFIT OR LOSS DATA

a. Revenues and Cost of Revenues by type of products, are as follows:

Net revenues:	For the three months ended March 31,
	2021	2020
Revenues from cannabis products, net of excise tax	$5,860	$1,094
Revenues from other products (*)	2,907	246
Total net revenues	$8,767	$1,340

Cost of revenues:	For the three months ended March 31,
	2021	2020
Cost of revenues - cannabis products	$2,671	$599
Cost of revenues - other products (*)	1,469	110
Total cost of revenues	$4,140	$709

(*) Other products primarily include revenues and cost of revenues from sales of COVID-19 rapid antigen test kits by Adjupharm in Germany (see Note 1).

b. Revenues by geographical area based on the location of the customers, are as follows:

	For the three months ended March 31,
	2021	2020
Israel	$4,344	$984
Germany	3,167	356
Canada	1,256	-
Total	$8,767	$1,340

c. Selected statements of profit or loss data

	For the three months ended March 31,
	2021	2020

Salaries and related expenses	$9,253	$1,127
Depreciation and amortization	$385	$96

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Canadian Dollars in thousands, except share and per share data

NOTE 9:- NET EARNINGS (LOSS) PER SHARE

Details of the number of shares and income (loss) used in the computation of earnings per share:

	Three months ended March 31,
	2021		2020
	Weighted average number of shares (in thousands)	Net income (loss) attributable to equity holders of the Company	Weighted average number of shares (in thousands)	Net income (loss) attributable to equity holders of the Company

For the computation of basic net earnings	41,623	$4,505	36,436	$(417)

Effect of potential dilutive Common Shares	2,592	(7,060)	-	-

For the computation of diluted net earnings	44,215	$(2,555)	36,436	$(417)

NOTE 10:- SUBSEQUENT EVENTS

1. On April 1, 2021, the Company entered into a definitive agreement to acquire MYM (the "MYM Transaction") and its licensed producer subsidiary Highland Grow Inc., pursuant to a plan of arrangement to be completed under the OBCA. Under the terms of the MYM Transaction, the shareholders of MYM will receive 0.022 Common Shares for each common share of MYM. The completion of the MYM Transaction is expected to occur in the second half of 2021, and it will be subject to required court, securityholder and regulatory approvals.

2. On April 30, 2021, the Company announced that its wholly-owned Israeli subsidiary, IMC Holdings, signed a definitive agreement (the "Panaxia Agreement") with Panaxia Pharmaceutical Industries Israel Ltd. and Panaxia Logistics Ltd. (collectively "Panaxia") (the "Panaxia Transaction"). Pursuant to the Panaxia Agreement, IMC Holdings will acquire Panaxia's trading house license and in-house pharmacy activities, certain distribution assets and an option to purchase a pharmacy with licenses to sell medical cannabis to patients, for an aggregate purchase price of US$7.2 million, comprised of US$2.9 million in cash and US$4.3 million in Common Shares (the "Panaxia Consideration Shares").

The Panaxia Transaction will close in two stages, with the option of a third stage. Upon the initial closing, all online-related activities and intellectual property will transfer to IMC Holdings. The second closing, which is subject to MOH approval, is expected to occur on or before July 30, 2021, or upon receipt of MOH approval. Upon the second closing, Panaxia will transfer its IMC-GDP license, which allows the holder to store and distribute medical cannabis in Israel, to IMC Holdings or its subsidiary (the "Panaxia IMC-GDP License"). The Panaxia Transaction includes an option to acquire Panaxia's pharmacy (the "Panaxia Option"), including licenses to dispense and sell to cannabis patients (the "Panaxia Pharmacy Licenses") for additional payment in the amount equal to the medical cannabis inventory of the pharmacy at the time of exercise, which will become effective on February 15, 2022.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Canadian Dollars in thousands, except share and per share data

NOTE 10:- SUBSEQUENT EVENTS (Cont.)

3. On May 10, 2021, the Company completed an overnight marketed offering (the "Offering") of 6,086,956 Common Shares (each an "Offered Share") at a price of US$5.75 per Offered Share for aggregate gross proceeds of approximately US$35 million ($44,111). The Company also issued 3,043,478 Common Share purchase warrants (each a "2021 Warrant") to purchasers of Offered Shares, for no additional consideration, that entitle the holders to purchase 3,043,478 Common Shares of the Company at an exercise price of US$7.20 per Common Share for a term of 5 years from the day of closing. Pursuant to the terms of the Offering, the agents hold an over-allotment option to purchase up to an additional 913,044 Offered Shares and 456,522 2021 Warrants on the same terms and conditions for a period of 30 days following the day of closing. The Offering was conducted pursuant to the Company's effective shelf registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission and a corresponding Canadian shelf prospectus filed with the Securities Regulatory Authority in each of the provinces and territories of Canada. On May 5, 2021, the Company filed a final prospectus supplement (the "Prospectus Supplement") in Canada, which also was filed with the SEC.

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